

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 8, 2017

Rosanna McCollough
President and Chief Executive Officer
YogaWorks, Inc.
5780 Uplander Way
Culver City, California 90230

> **Re: YogaWorks, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 30, 2017**
> **CIK No. 0001703497**

Dear Ms. McCollough:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Capitalization, pages 45 - 46

1. Please explain to us why you are giving pro forma effect to the Recapitalization Transactions when it appears the transactions were consummated prior to March 31, 2017, or revise.

Dilution, pages 47 - 48

2. Please clarify that the company has a net tangible deficit, not book value.

Summary Consolidated Financial Data, pages 14 - 18

Selected Consolidated Financial and Other Data, pages 49 – 53

3.   We note your response to prior comment no. 5. We note that "Other general and administrative expenses" appear to be normal, recurring, cash operating expenses necessary to operate your business, notwithstanding your representation that they are regional or corporate in nature. As a result, please revise your Non-GAAP measure Studio-Level EBITDA as it appears to be inconsistent with Rule 100(b) of Regulation G and the guidance in Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP issued on May 17, 2016.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

Markets, page F-8

4.   We note in your response to comment 16, the CODM receives regional market level reports. Please tell us what are the regional performance measures supplied by the reports. We also note that the company may have determined that the regional markets meet the definition of an operating segment. Please confirm that your regional market operations represent your operating segments and clarify your disclosure.

5.   In regard to the aggregation of your regional markets due to similar economic characteristics, please provide us with a history of financial results, such as sales trends, margin profiles and other data provided to your CODM, supporting your claim that these operations have similar economic characteristics. Please also address any differences in any trends these financial indicators may depict (e.g., net sales are decreasing for one operating segment but increasing for another, or there is a material gap in gross profit margins between the operating segments).

6.   Please expand your disclosure to describe the factors you use to identify your reportable segment(s), including how the company is organized and whether operating segments have been aggregated. Please refer to ASC 280-10-50-21.

Revenue Recognition, page F-12

7.   We note your response to comment 18. Please disclose, if material, the amount the company had to reduce its deferred revenue balance as a result of refunds for all periods presented.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser at (202) 551-3778, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications